UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2004

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12

1250-162  Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐     No ☒

Reuters:	EDPP.IN / EDP.N
Bloomberg:	EDP PL / EDP US

Investors & Analysts’ Briefing

Investor Relations
Department

Pedro Pires, Director

Gonçalo Santos
Elisabete Ferreira

Cristina Requicha

Rui Antunes

Tel:  +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site:    www.edp.pt

EDP SIGNS AGREEMENTS FOR THE ACQUISITION OF CONTROL OF GALPENERGIA’S NATURAL GAS BUSINESS

In the context of the reorganization of the Portuguese energy sector leading to the integration of the electricity and gas businesses and following the framework agreement reached with Eni, S.p.A. (“Eni”), on the 6th February 2004, EDP yesterday concluded the following agreements that will ultimately result in the acquisition of the majority of the gas business from Galp Energia SGPA, S.A. (“Galp”):

•                  A sale and purchase agreement for the entire share capital of GDP, SGPS, S.A. (taking on all assets associated with the natural gas business owned by Galp), between EDP, Eni and the Portuguese electricity grid operator REN-Rede Eléctrica Nacional, S.A. (“REN”) as buyers and Galp as seller, in the following initial percentages: EDP 33.34%; Eni Portugal Investment 33.33%; REN 33.33%. The direct entry of the above mentioned companies into the natural gas business is based on a reference value of 1.2 thousand million Euros (equity value), estimating that the allocated debt to this business is of approximately 1.1 thousand million Euros.  The transaction will involve the payment to Galp by each buyer of 400 million Euros, upon completion of the GDP acquisition.

•                  A shareholders´ agreement between EDP, Eni and REN setting forth (i) the rules governing REN’s temporary participation, until its exit from the share capital of GDP,

EDP - Electricidade de Portugal, S.A.      Sede: Praça Marquês de Pombal, 12        1250-162 Lisboa        Portugal

Capital Social: € 3,000,000,000        Matrícula: 1805 da C.R.C. Lisboa         Pessoa Colectiva 500 697 256

which should take place after a 12 month period starting from the date of completion of the GDP acquisition and (ii) the mechanism for that exit, through the transfer of the high-pressure natural gas network (“Network”) to REN in exchange for its stake in GDP.  The reference value for the assets for the purpose of this transfer is of 738 million Euros (equity value of 405 million Euros), subject to an additional payment to GDP for the difference between the valuation of the Network, if higher than the reference value, and the reference value.  Following the exit of REN, GDP´s share capital will be held 51% by EDP and 49% by Eni.

•                  A shareholders´ agreement between EDP and Eni that will regulate the joint management of GDP and the terms of collaboration between the two shareholders, as well as other relevant issues associated with the governance of the company, namely, exit clauses in case of a unsurpassable deadlock in the decision making process of the company, with EDP having a call option over the entire Eni stake in GDP.  In the case that EDP does not exercise this option, Eni shall have an option of identical nature.

•                  An agreement between EDP and Parpública -Participações Públicas, SGPS, S.A. (“Parpública”), which foresees the mechanisms for EDP to exit the share capital of Galp, in order to concentrate its activities exclusively in the gas business.  In this respect, Parpública has, from this date, the right to purchase the 14.27% stake held by EDP in Galp, for 457.2 million Euros and EDP shall have the right to sell its stake in Galp to Parpública for the same value, plus carrying costs.

The conclusion of this transaction and the implementation of the operations foreseen in the aforementioned contracts shall, in any case, be dependent on specific conditions precedent including the approval of the relevant anti-trust authorities.

The implementation of the transaction described above represents a major step towards the fulfilment of a previously announced objective, namely the exit from the oil sector, through the sale of its minority financial stake in Galp, and the integration in the same organization of the gas and electricity businesses, at no additional net financial cost.  For EDP, the combination of these two businesses will enable it to strengthen its competitive position in light of market liberalization and the integration of the Portuguese and Spanish energy markets.

In addition, this strategic model will enable the combined offer of gas and electricity, with clear advantages in the improvement of service provided to consumers, as well as increasing flexibility in the access to, and management of, natural gas supply contracts considered to be of significant importance in increasing the competitiveness of new installed capacity in the Iberian electricity market.

EDP – ELECTRICIDADE DE PORTUGAL, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated April 1, 2004

EDP- Electricidadé de Portugal

By:	/s/ João Ramalho Talone
Name: João Ramalho Talone
Title: Chief Executive Officer